UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 22, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI WELCOMES REGIS RESOURCES
AS 30% PARTNER AT TROPICANA GOLD MINE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
AngloGold Ashanti Welcomes Regis Resources as 30% Partner at Tropicana Gold Mine

(PRESS RELEASE) – AngloGold Ashanti has, after careful consideration, decided to waive its pre-emptive right over the 30% stake in the Tropicana Gold Mine (“Tropicana”), paving the way for Regis Resources to acquire the stake from current joint venture partner IGO Limited.

AngloGold Ashanti owns 70% of Tropicana and is the mine’s operator. On 13 April 2021, IGO announced it had entered into a binding agreement with Regis for the sale of IGO’s 30% interest in the Tropicana Joint
Venture for A$903 million. Completion of the transaction is subject to AngloGold Ashanti waiving its right to pre-empt the Regis Offer on the same price and terms.

“We’re pleased to start our long-term relationship with Regis, which recognises the value that we see at
Tropicana,” said Christine Ramon, Anglogold Ashanti’s Interim Chief Executive Officer. “With the sale process behind us, we are looking forward to working with Regis to deliver Tropicana’s potential over the coming years.”

AngloGold Ashanti discovered Tropicana which, with a Mineral Resource of 7.64Moz of gold and Ore Reserve of 2.7Moz, is a key asset in its portfolio and one of Australia’s best gold mining assets.

In February of this year AngloGold Ashanti outlined a multi-year organic growth plan, to increase production over the coming four years from brownfield investment in its existing suite of mines and then investment in greenfield projects in Colombia. The Company’s strategy is premised on disciplined capital allocation at conservative gold price assumptions, with an initial focus on increasing reserves from exploration on its mine sites. Last year, the Company added 6.1 million ounces of gold on a gross basis, further extending the life of its portfolio.

“IGO has been an excellent partner for well over a decade, through exploration to development and then operation,” Mike Erickson, AngloGold Ashanti’s Senior Vice President: Australia, said. “We wish them well in their new strategy and focus on battery metals.”

ENDS

22 April 2021
Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 22, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary